Exhibit (a)(23)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Chris Ward iBasis, Inc. 781-505-7557	Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net	Matthew Sherman / Jeremy Jacobs / Ariel LeBoff Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

SPECIAL COMMITTEE OF iBASIS’ BOARD OF DIRECTORS DETERMINES ROYAL KPN’S
REVISED UNSOLICITED TENDER OFFER IS GROSSLY INADEQUATE AND
RECOMMENDS STOCKHOLDERS REJECT THE REVISED OFFER

Receives Letter from Third Large Stockholder Indicating Intention to Reject KPN’s Revised Offer

BURLINGTON, MASS. — October 15, 2009 — iBasis, Inc. (NASDAQ: IBAS) today announced that the Special Committee of its Board of Directors has unanimously determined that Royal KPN N.V.’s (AMS: KPN and OTC: KKPNY.PK) (“KPN”) revised unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN and its affiliates at a price of $2.25 per share in cash is grossly inadequate, opportunistic and not in the best interests of iBasis’ minority stockholders.  Accordingly, the Special Committee recommends, on behalf of iBasis, that stockholders reject KPN’s offer and not tender their shares pursuant to the revised offer.

The Special Committee’s decision was made after careful consideration, including a review of the financial aspects of KPN’s revised offer, with its independent financial and legal advisors, Jefferies & Company, Inc. and Gibson, Dunn & Crutcher LLP, respectively.

The reasons for the Special Committee’s determination include, among other things, the following:

•                  KPN’s revised $2.25 per share offer significantly undervalues iBasis’ current results and long-term prospects and is grossly inadequate from a financial point of view to iBasis’ minority stockholders.

•                  KPN’s revised offer does not compensate iBasis’ minority stockholders for a range of initiatives being undertaken by the Company that we believe will start to meaningfully impact earnings within the next year and beyond.

•                  The revised offer is clearly timed to take advantage of the Company’s depressed stock price and is opportunistic, given that the Company recently completed the integration of the KPN transaction.

•                  The revised offer is at a significant discount to the Company’s 2008 share buyback program.

A comprehensive list of reasons for the Special Committee’s determination is set forth in the Company’s amendment to Schedule 14D-9 filed today with the Securities and Exchange Commission.

“KPN’s revised offer still falls well short of reflecting iBasis’ current performance and long-term prospects and, accordingly, the Special Committee recommends that minority stockholders reject the revised offer,” said W. Frank King, Chairman of the Special Committee of iBasis’ Board of Directors.  “The Special Committee is prepared to recommend a transaction at a price substantially above KPN’s initial offer; however, KPN’s revised offer still fails to compensate minority stockholders for iBasis’ substantial growth opportunities and the value-enhancing initiatives currently underway.  We are disappointed that three months after announcing its intent to commence its hostile tender offer KPN continues to substantially undervalue the Company and pursue a coercive takeover strategy.  In light of its continuing need to protect the interests of minority stockholders in the face of KPN’s coercive tactics, the Special Committee has also determined to keep in place the previously implemented stockholders rights plan.  We appreciate the support we have received from many of our stockholders and remain committed to taking the necessary steps to protect the interests of iBasis’ minority stockholders.”

iBasis has received a letter from Lloyd I. Miller III, one of the Company’s largest minority stockholders, indicating his intention not to tender into KPN’s revised offer. Miller beneficially owns approximately 3.4% of iBasis’ common stock. As previously disclosed, two of iBasis’ other large minority stockholders — Millennium Management LLC, the general partner of Millennium Partners, L.P. and the Trustee of the Singer Children’s Management Trust — have sent separate letters to iBasis’ Board of Directors indicating their intention to reject KPN’s revised unsolicited tender offer.  In the aggregate these three stockholders represent approximately 11.2% of iBasis’ outstanding common stock, or approximately 25.6% of iBasis’ common stock not owed by KPN. Other large stockholders have also informed iBasis that they do not intend to tender into KPN’s revised offer.

As previously announced, iBasis filed a complaint in the Delaware Court of Chancery (the “Delaware Court”) alleging fraud and breach of KPN’s fiduciary duties to iBasis and its minority stockholders and seeking, among other things, declaratory and injunctive relief to stop KPN’s grossly inadequate tender offer.  The Delaware Court will hold a hearing on October 28th and October 29th on the issues both iBasis and KPN have before the Delaware Court, including iBasis’ application to stop KPN’s tender offer.  Separately, iBasis also filed a complaint in the United States District Court for the Southern District of New York seeking declaratory and injunctive relief to, among other things, stop KPN’s unsolicited tender offer.  KPN’s answer in the New York Federal action is due on November 2, 2009.  The Special Committee will continue to explore all legal avenues available to protect the interests of the minority stockholders.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

This press release contains “forward-looking statements”. These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Quarterly Reports on Form 10-Q filed with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time.

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